[THOMSON REUTERS LETTERHEAD]

October 2, 2013

VIA EDGAR/CORRESPONDENCE

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thomson Reuters Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-31349

Dear Ms. Shenk:

We have received your comment letter dated September 3, 2013 related to the above-mentioned filing of Thomson Reuters Corporation.  On September 10, 2013, we discussed the comments with Doug Jones and Aamira Chaudhry of the Staff and they provided us with an extension to respond by October 2, 2013.  Based on our discussions with the Staff, we are providing the following responses.  To assist your review, we have included the text of the comments below in italics.

Form 40-F for Fiscal Year Ended December 31, 2012

 Appendix E

 Critical Accounting Estimates and Judgments, page 72

1.	We note your response to prior comment 2 in regard to the Financial & Risk CGU. You state that the discount and tax rates you use are not specific to you, and that using your actual rates would not be consistent with your methodology that uses the rates of comparable companies operating in similar industries. Please explain to us why you do not use rates that are specific to you based on your actual experience, and why it is more meaningful and appropriate to use rates of comparable companies instead. You also state that you do not compute an actual tax expense for this CGU as your taxes are managed on a legal entity rather than on a CGU basis. In this regard, explain to us why an allocable portion of your consolidated or applicable legal entity tax expense attributable to the contribution of this CGU to either is not considered.

Company response:

We do not use discount rates and tax rates that are specific to the company as IFRS does not allow this approach in computing fair value.  Specifically, paragraph 6 of IAS 36, Impairment of Assets, refers to IFRS 13, Fair Value Measurement, for the definition of fair value.  In turn, paragraphs 2 and 3 of IFRS 13 set forth the principles that fair value is a market-based measurement, not an entity-specific measurement, and that fair value must be measured using the assumptions that market participants would use.  As we noted on our call, the effective tax rate for Thomson Reuters is lower than the market participant tax rate we must use in our impairment analysis.  If the impairment analysis had been computed using the Thomson Reuters tax rate, we would have reported more headroom.

To clarify this point in our future disclosures, we propose to add a paragraph substantially similar to the wording below within the discussion of our critical accounting estimates and judgments in management's discussion and analysis:

"Valuation Techniques

IFRS 13 defines fair value as a market-based measurement rather than an entity-specific measurement.  Therefore, the fair value of our CGUs must be measured using the assumptions that market participants would use rather than those related specifically to Thomson Reuters.  In particular, the discount and tax rates for our CGUs reflect market participant assumptions.  To calculate these market participant assumptions, we gathered publicly available data from companies operating in businesses similar to those within each of our CGUs, which includes some of our key competitors."

During the September 10 call, the Staff asked why we use a period of five years for our specific projection period.  Paragraph 35 of IAS 36 establishes a maximum of five years for the specific projection period because reliable projections of future cash flows for periods longer than five years are generally not available under normal circumstances. The Staff requested that we further clarify that our five year projection period is prescribed by IAS 36 and that our growth assumptions refer to cash flow.  To address this point in our future disclosures, we propose to reflect wording substantially similar to the paragraph below within the discussion of our critical accounting estimates and judgments in management's discussion and analysis:

"Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of five years, as prescribed by IAS 36, and applied a perpetual long-term rate thereafter.  In order to project cash flows for the five year period, we considered growth in revenues and costs as well as capital expenditures."

2.	In determining the perpetual growth rate you use, you disclose that assumptions used are based on the internal budget and certain projected variables for a period of five years, and that you consider past experience. You state in the response that by its nature, there is no corresponding actual result for the perpetual growth rate. Since it appears that five years of internal budget information is employed in developing the perpetual growth rate and that past experience is considered, please explain to us why the actual growth rate you experienced in the latest corresponding five year historical period would not be useful information to investors in assessing the reasonableness of your perpetual growth rate assumption. Additionally, please explain to us your consideration of and weight given to the factors you disclosed in regard to this CGU as indicated in our prior comment (i.e., (i) restarting its growth, (ii) a 2013 outlook of low single digit revenue growth, (iii) negative revenue growth in 2012 from 2011, and (iv) the approximately $100 million in expected costs to reduce your workforce predominantly within this CGU) in determining your perpetual growth rate assumption.

Company response:
During our September 10 call, we discussed with the Staff that the basis of our projections is not comparable to historical results. Specifically, we completed several acquisitions and dispositions which distorted trends over time.  Significant costs associated with our Reuters integration program from 2009 – 2011 created additional volatility, as the gradual reduction of integration spending translated into an abnormally high cash flow growth rate over the period which we believe could be misleading for the reader.  Further, any historical metric would have to be computed as a hybrid of actual company-specific pre-tax cash flows and a market rate tax assumption in order to be comparable to the basis of the projections. Given these limitations, the Staff requested that we consider alternative disclosure which would enable a reader to assess the reasonableness of our cash flow projections.

While specific facts and circumstances will dictate the actual, future disclosure, below we have included an example of how we might have reflected our 2012 annual report disclosure related to our Financial & Risk CGU within the discussion of our critical accounting estimates and judgment to achieve this objective:

"The DCF valuation for the Financial & Risk CGU assumes that free cash flow will grow at a compounded annual rate of 5.1% from 2012 to 2017 and by 3% thereafter. We believe that these projections appropriately consider the current economic environment and the markets served by Financial & Risk. Over the next five years, our cash flow projections assume a gradual improvement in Financial & Risk's operating income margin. This improvement will initially be dependent primarily on various initiatives we are undertaking to reduce costs, primarily by reducing our workforce, as we decommission legacy platforms and infrastructures as customers upgrade to new products and services, such as Eikon and Elektron. Our projections for perpetual cash flow growth assume that the Financial & Risk business will return to positive revenue growth gradually over time and that it will increase prices in line with inflation. In 2012, the year following our 2011 impairment charge, we note that our actual 2012 cash flow performance achieved the 2012 projection included within our 2011 impairment testing analysis, after adjusting for market participant assumptions such as the tax rate.”

Relative to our consideration of and weight given to the factors highlighted by the Staff in its comment, we note the following:

•	As discussed on our call, our 2013 outlook of low single digit revenue growth is for Thomson Reuters on a consolidated basis and not for the Financial & Risk CGU on a standalone basis.
•	Relative to the other factors highlighted in the comment, please refer to our proposed disclosure above which emphasizes the assumptions underlying our growth projections.

3.	Please explain to us in more detail why you believe that a comparison of the actual free cash flow rate in a current period with the long-term compound annual growth rate assumption would not be helpful to an investor. From your response it appears the assumed free cash flow rate is for a five year period and is based on internal information. In this regard, please explain to us why the actual free cash flow rate you experienced in the latest corresponding five year historical period would not be useful information to investors in assessing the reasonableness of your free cash flow rate assumption.

Company response:

Please refer to our proposed disclosure above within our response to comment 2.

Please feel free to contact me at (203) 539-8448 if you have any questions or require any additional information with respect to the foregoing.

Sincerely,

/s/ Linda J. Walker
Linda J. Walker
Senior Vice President & Chief Accounting Officer

cc:	Jim Smith, President & Chief Executive Officer
Stephane Bello, Executive Vice President & Chief Financial Officer
Deirdre Stanley, Executive Vice President & General Counsel
Marc Gold, Senior Vice President & Associate General Counsel, Corporate & Securities
Thomson Reuters Audit Committee
Joseph Tort, PricewaterhouseCoopers LLP
John Pope, PricewaterhouseCoopers LLP
Andrew J. Beck, Torys LLP